UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres

75015 Paris, France

(Address of registrant’s principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐    No   ☒

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82- )

press release

Paris, January 30, 2014

Orange to redeem $1,215,000,000 in 4.375% Notes due 2014

Orange announces its intention to redeem $1,215,000,000.00 aggregate principal amount of 4.375% Notes due July 2014, which represents all of the remaining principal amount outstanding. Notice will be sent to holders in due course as provided in the Indenture dated as of July 9, 2009 (as amended and supplemented) between France Telecom, which changed its name to Orange as of July 1, 2013, and The Bank of New York Mellon, as trustee.

The Notes are expected to be redeemed on or about March 11, 2014 at a redemption price to be equal to the greater of (i) 100% of the principal amount of the Notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (excluding interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate (as defined in the Notes) plus 0.30% per annum for the Notes to be redeemed. Orange will also pay accrued interest on the principal amount of the Notes being redeemed up to, but not including, the date of redemption.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and had 166,000 employees worldwide at 30 September 2013, including 102,000 employees in France. Present in 32 countries, the Group had a total customer base of more than 232 million customers at 30 September 2013, including 175 million mobile customers and 15 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information: www.orange.com, www.orange-business.com and on Twitter: @orange,@orangegrouppr,@orangebusiness.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Tom Wright, tom.wright@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: January 30, 2014

By:	/s/ Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Executive Officer Delegate and
Chief Financial Officer